                                (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                           Davel Communications, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  238341 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Alisa M. Singer, Equity Group Investments, L.L.C.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3196
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 24, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 238341 10 1             13D                        PAGE  2 OF 58 PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                EGI-DM Investments, L.L.C.
                (I.R.S. Identification No. has been applied for)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC, 00 - loan from an affiliate
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,773,800 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,773,800 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,773,800 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

(1) Includes 299,513 shares of Issuer common stock that are issuable to EGI-DM Investments, L.L.C. upon the exercise of warrants.

CUSIP NO. 238341 10 1             13D                        PAGE  3 OF 58 PAGES
         ---------------------                                    --    --

Item 1:    Security and Issuer

           This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Davel Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at 1429 Massaro Blvd., Tampa, Florida 33619.

Item 2:    Identity and Background

           (a - c) and (f). This Schedule 13D is being filed by EGI-DM Investments, L.L.C., a Delaware limited liability company ("EGI-DM"). The members of EGI-DM are Samstock/SIT, L.L.C., a Delaware limited liability company ("Samstock/SIT"), Sheli Z. Rosenberg and Rod F. Dammeyer. Samstock/SIT is the managing member of EGI-DM, with the sole power to direct the vote and disposition of securities held by EGI-DM. The sole member of Samstock/SIT is Sam Investment Trust, an Illinois trust ("SIT") formed for the benefit of Samuel Zell and members of his family. The sole trustee of SIT is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai").

           The members of the Board of Directors of Chai are Matthew Zell, Kellie Zell, JoAnn Zell, Sheli Z. Rosenberg, Donald J. Liebentritt, Leah Zell and Bert Cohen. The executive officers of Chai are as follows:

           Sheli Z. Rosenberg - President and Chief Executive Officer
           Donald J. Liebentritt - Vice President
           Robert M. Levin - Senior Trust Officer
           John Zoeller - Vice President, Chief Financial Officer, Assistant
                             Trust Officer and Treasurer

           The principal business of each of EGI-DM, Samstock/SIT and SIT is investments. Chai is a regulated trust company and manages trusts.

           Following are the principal occupations of the executive officers and directors of Chai: Mr. Liebentritt is Chief Operating Officer of Equity Group Investments, L.L.C., a private investment company ("EGI"). Mrs. Rosenberg is President and Chief Executive Officer of EGI. Mr. Levin is an attorney. Mr. Zoeller is Vice President-Taxes of EGI. Matthew Zell is President of Pro-Net Solutions, Inc., a retailer of computer-related equipment. Kellie Zell currently is unemployed. JoAnn Zell is a physician. Leah Zell is an investment portfolio manager with Wanger Asset Management. Bert Cohen is a self-employed investment executive.

           The executive officers of Samstock/SIT are as follows:

           Samuel Zell - President
           Rod F. Dammeyer - Vice President
           Sheli Z. Rosenberg - Vice President
           Donald J. Liebentritt - Vice President
           Greg Stegeman - Treasurer

           The principal occupation of Samuel Zell is Chairman of the Board of Directors of EGI and the principal occupation of Greg Stegeman is Vice President and Treasurer of EGI. Mr. Dammeyer is Managing Director-Corporate Investments of EGI. The principal occupations of the other executive officers of Samstock/SIT are set forth above.

           The principal business address for each of EGI-DM, Samstock/SIT, SIT, Chai, each of the members of Chai's Board of Directors and each of the executive officers of Chai is Two North Riverside Plaza, Chicago, IL 60606.

           All of the executive officers of Chai and all of the members of the Board of Directors of Chai are citizens of the United States of America.

           (d) and (e). None of EGI-DM or, to the best knowledge of EGI-DM, Samstock/SIT, SIT or Chai, and none of the executive officers or directors of Chai has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 238341 10 1             13D                        PAGE  4 OF 58 PAGES
         ---------------------                                    --    --


Item 3.    Source and Amount of Funds or Other Consideration

           On November 24, 1999, EGI-DM purchased from Samstock, L.L.C., a Delaware limited liability company ("Samstock"), an aggregate of 1,474,287 shares of Common Stock and warrants to purchase 299,513 shares of Common Stock with an exercise price of $32.00 per share. The total purchase price paid by EGI-DM to Samstock as consideration for such securities of the Issuer was $6,560,577.15. The purpose of the sale by Samstock to EGI-DM was to enable Mrs. Rosenberg and Mr. Dammeyer, two key members of EGI's executive management, to participate, in their personal capacities, in the investment opportunities represented by the Issuer's securities held by Samstock. Mrs. Rosenberg and Mr. Dammeyer are both Vice Presidents of Samstock.

           The warrants purchased by EGI-DM represent the right to purchase shares of Common Stock from the following persons, in the amounts set forth opposite their names:


           -------------------------------------------------------
             MAKER OF WARRANT                 NUMBER OF WARRANTS
             ----------------                 ------------------
           -------------------------------------------------------
             the Issuer                                177,043
           -------------------------------------------------------
             David R. Hill                              95,766
           -------------------------------------------------------
             Robert D. Hill                              8,190
           -------------------------------------------------------
             Michael E. Hayes                            1,272
           -------------------------------------------------------
             Theodore C. Rammelkamp, Jr.                 1,724
           -------------------------------------------------------
             A. Jones Yorke                              3,880
           -------------------------------------------------------
             Paul B. Demirdjian                          4,860
           -------------------------------------------------------
             Michael G. Kouri                            4,623
           -------------------------------------------------------
             Marlin E. Turnipseed                        2,155
           -------------------------------------------------------


           Samstock/SIT owns a 49% membership interest, and each of Mrs. Rosenberg and Mr. Dammeyer owns a 25.5% membership interest, in EGI-DM. Samstock/SIT has sole power to direct the vote and disposition of the securities of the Issuer held by EGI-DM. The funds used by EGI-DM to purchase the Issuer securities covered hereby consisted of (i) $785,000 in capital contributions made by Samstock/SIT, Mr. Dammeyer and Mrs. Rosenberg, which contributions were made on a pro rata basis based upon their respective membership interest in EGI-DM, and (ii) the proceeds of a $5,800,000 loan obtained by EGI-DM from Alpha/ZFT General Partnership, an Illinois general partnership ("Alpha/ZFT"). The two partners of Alpha/ZFT are Alphabet Partners and ZFT Partnership. The partners of Alphabet Partners and ZFT Partnership are various trusts formed for the benefit of Samuel Zell and members of his family. The loan from Alpha/ZFT is evidenced by a secured promissory note that matures on November 30, 2003 and bears interest at 6.25% per annum, which is payable monthly. Payment of the note is secured by a pledge of the Issuer securities that were purchased by EGI-DM with the proceeds of the loan.

Item 4.    Purpose of the Transaction

           EGI-DM purchased the securities of the Issuer covered hereby on November 24, 1999 from Samstock for investment purposes. The purpose of the sale by Samstock to EGI-DM was to enable Mrs. Rosenberg and Mr. Dammeyer, two key members of EGI's executive

CUSIP NO. 238341 10 1             13D                        PAGE  5 OF 58 PAGES
         ---------------------                                    --    --


           management, to participate, in their personal capacities, in the investment opportunities represented by the Issuer's securities held by Samstock.

           At the time the sale by Samstock to EGI-DM was completed, Samstock was a party to an Investment Agreement and a Shareholders Agreement, which are described below. In connection with EGI-DM's purchase of such securities, (i) Samstock assigned to EGI-DM all of Samstock's rights in and obligations under the Investment Agreement and the Shareholders Agreement, and EGI-DM assumed all of such rights and obligations, and (ii) EGI-DM executed a Joinder Agreement agreeing to become a party to and to be bound by the Investment Agreement and the Shareholders Agreement. In the description below, all references contained in the agreements to Samstock have been changed to EGI-DM, as appropriate, to reflect this assignment and assumption.

           INVESTMENT AGREEMENT. Issuer, EGI-DM, David R. Hill and, solely for the purposes of consenting to the amendment and restatement of a previous investment agreement, Davel Communications Group, Inc. ("Old Davel") have entered into an Investment Agreement dated April 19, 1999 (the "Investment Agreement"). Pursuant to the Investment Agreement, prior to June 29, 2001, (a) except as the same may be approved by a majority of the Disinterested Directors (as defined in the Investment Agreement)prior to the taking of such action, neither the Investor Group nor the Shareholder Group (as such terms are defined in the Investment Agreement but which include EGI-DM and Mr.
           Hill) shall, directly or indirectly, acquire, offer to acquire, agree to acquire, make any proposal to acquire, become the beneficial owner of or obtain any rights in respect of any Company Voting Securities (as defined in the Investment Agreement), by purchase or otherwise, or take any action in furtherance thereof, if the effect of such acquisition, agreement or other action would be to increase the aggregate beneficial ownership of Company Voting Securities of the Investor Group or the Shareholder Group to such number of Company Voting Securities that represents or possesses greater than 24% of the Combined Voting Power (as defined in the Investment Agreement), in the case of the Investor Group, or 37.0% of the Combined Voting Power, in the case of the Shareholder Group, (b) no member of the Investor Group or the Shareholder Group shall, in any way, participate in, directly or indirectly, any solicitation of proxies to vote or consent with respect to any Company Voting Securities or become a participant in an election contest with respect to the Issuer, except, in each case with the prior approval of the Disinterested Directors (provided, however, that members of the Shareholder Group may participate in the solicitation of proxies with respect to matters recommended by the Issuer's Board of Directors),
           (c) except as the same may be approved by a majority of the Disinterested Directors prior to the taking of such action, neither the Investor Group nor the Shareholder Group shall (i) form, join in or participate in the formation of a group with respect to Company Voting Securities (other than, in the case of the Investor Group, a group consisting solely of the members of the Investor Group, in the case of the Shareholder Group, a group consisting solely of the members of the Shareholder Group, and any group that may be deemed to exist by virtue of the Shareholders Agreement (as hereinafter defined)) or (ii) deposit any Company Voting Securities into a voting trust or subject any Company Voting Securities to any arrangement or agreement with respect to the voting thereof (other than the Shareholders Agreement, in the case of the Investor Group, any such trust, arrangement or agreement the only parties to, or beneficiaries of, which are members of the Investor Group or Permitted Transferees (as defined in the Shareholders Agreement) of Investor, and, in the case of the Shareholder Group, any such trust, arrangement or agreement the only parties to, or beneficiaries of, which are members of the Shareholder Group or Permitted Transferees of Shareholder),
           (d) neither the Investor Group nor the Shareholder Group shall, directly or indirectly, assist, encourage or induce any other person to bid for or acquire outstanding Company Voting Securities in any

CUSIP NO. 238341 10 1             13D                        PAGE  6 OF 58 PAGES
         ---------------------                                    --    --


           transaction or series of related transactions, unless the consummation of such transaction or series of related transactions requires approval of a majority of the Issuer's Board of Directors and (e) except as the same may be approved by a majority of the Disinterested Directors prior to the taking of such action, neither the Investor Group nor the Shareholder Group shall take any action, alone or in concert with any other person to circumvent the limitations set forth in the preceding clauses (a), (b), (c) and (d).

           The Investment Agreement also provides that if, for any reason, (x) any person designated by EGI-DM or Mr. Hill as a director of the Issuer pursuant to the Investment Agreement is not nominated by the Issuer's Board of Directors for election to the Issuer's Board of Directors or the Issuer's Board of Directors does not recommend such person to serve as a director of the Issuer, or (y) the Issuer's Board of Directors shall change the size of such Board from eight directors (or seven directors after such time as Justin Maccarone no longer serves as a director) at such time as EGI-DM is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuers' Board of Directors, each in accordance with the provisions of the Investment Agreement, then, upon the happening of such event, all of the provisions of Article III of the Investment Agreement (which includes the provisions described in the foregoing paragraph) shall lapse and no longer be of any force or effect (provided, however, that the obligations of a party under Article III of the Investment Agreement shall not lapse and cease to be of any force or effect with respect to either the Investor Group or the Shareholder Group if any of its respective members shall have breached any provision of the Investment Agreement and as a result thereof, one of the events described in clause (x) or (y) above shall have occurred). The Investment Agreement also provides that prior to the later of (a) such time as Investors no longer has any rights to designate two directors of the Issuer or (b) June 29, 2001, the Investor Group shall not solicit, encourage, enter into substantive discussions or negotiations with respect to, or effect any acquisition of any entity the principal business of which is the operation of a network of payphones or of any material amount of assets of any such entity; provided, however, that (i) the Investor Group may solicit, encourage or enter into discussions or negotiations of which the Issuer is generally aware with respect to any such acquisition with the intent of effecting such acquisition through the Issuer, and (ii) the Investor Group shall not be prohibited from purchasing and owning equity securities of any such entity so long as such securities in the aggregate represent no more than five percent of the outstanding equity securities of such entity.

           In addition, pursuant to the Investment Agreement (i) so long EGI-DM, together with any other members of the Investor Group, owns at least 10% of the Combined Voting Power of all Company Voting Securities, EGI-DM shall have the right to designate two directors of the Issuer,
           (ii) so long as Mr. Hill, together with any other members of the Shareholder Group, owns at least 10% of the Combined Voting Power of all Company Voting Securities, Mr. Hill shall have the right to designate three directors of the Issuer, (iii) prior to June 29, 1999, Mr. Hill shall be entitled to designate two persons to be elected as Independent Directors (as defined in the Investment Agreement), provided that such designees are reasonably acceptable to EGI-DM and, following such date, EGI-DM and Mr. Hill shall jointly designate the two persons to be elected as Independent Directors,
           (iv) so long as EGI-DM is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuer's Board of Directors, each in accordance with the terms of the Investment Agreement, none of EGI-DM, Mr. Hill or the Issuer shall take any action to decrease the size of such Board to less than eight directors or to increase the size of such Board to more than eight directors and (v) the Issuer has granted to EGI-DM the right to require

CUSIP NO. 238341 10 1             13D                        PAGE  7 OF 58 PAGES
         ---------------------                                    --    --

           the registration under the Securities Act of 1933, as amended, of the shares of Common Stock acquired by EGI-DM.

           Mr. Samuel Zell and Mr. F. Philip Handy are members of the Issuer's Board of Directors. Messrs. Zell and Handy were elected to the Issuer's Board of Directors as designees of Samstock and continue to serve on the Issuer's Board of Directors as designees of EGI-DM.

           Shareholders Agreement. Samstock, David R. Hill and, solely for the purpose of Section 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, the Issuer and, solely for purposes of consenting to the amendment and restatement of a previous shareholder agreement, Old Davel, have entered into a Shareholders Agreement dated December 22, 1998 (the "Shareholders Agreement"). On November 24, 1999, Samstock assigned and transferred to EGI-DM all of Samstock's rights and interests in the Shareholders Agreement. Pursuant to the Shareholders Agreement,
           (i) EGI-DM and Mr. Hill have each granted, first to the other and then to the Issuer, certain rights of first offer with respect to dispositions of shares of Common Stock beneficially owned by them,
           (ii) EGI-DM and Mr. Hill have granted to each other certain co-sale rights with respect to certain sales by them of Common Stock, (iii) except as the same may be approved by a majority of the Disinterested Directors, no member of the Investor Group or the Shareholder Group shall, directly or indirectly, sell, transfer or otherwise dispose of any Company Voting Securities to any person or group (other than to another member of the Investor Group or the Shareholder Group, as the case may be) prior to June 29, 2001 in a transaction that would, to the knowledge of the Investor Group or the Shareholder Group, as the case may be, upon consummation of such sale, transfer or disposition, result in such person or group beneficially owning Company Voting Securities that would represent 5% or more of the Combined Voting Power of all Company Voting Securities, (iv) so long as Mr. Hill is entitled to designate directors of the Issuer in accordance with the Investment Agreement, EGI-DM shall vote all Company Voting Securities owned of record by EGI-DM or with respect to which EGI-DM has voting control in favor of the election of Mr. Hill's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement and
           (v) so long as EGI-DM is entitled to designate directors of the Issuer in accordance with the Investment Agreement, Mr. Hill shall vote all Company Voting Securities owned of record by Mr. Hill or with respect to which Mr. Hill has voting control in favor of the election of EGI-DM's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement.

           The Investment Agreement and the Shareholders Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The descriptions of such agreements contained in this
           Schedule 13D are qualified in their entireties by reference to such exhibits.

           Subject to the terms of the Investment Agreement and the Shareholders Agreement, EGI-DM reserves the right to sell or otherwise dispose of some or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.


Item 5.    Interest in Securities of the Issuer

           (a) EGI-DM beneficially owns an aggregate of 1,773,800 shares of Common Stock (including 299,513 shares of Common Stock issuable to EGI-DM upon the exercise of warrants) representing approximately 16.3% of the total outstanding shares

CUSIP NO. 238341 10 1             13D                        PAGE  8 OF 58 PAGES
         ---------------------                                    --    --

           of Common Stock. The ownership percentages set forth herein assumes that there are 10,846,176 shares of Issuer common stock issued and outstanding, which is the number reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999. Samstock/SIT owns a 49% membership interest, and each of Mrs. Rosenberg and Mr. Dammeyer owns a 25.5% membership interest, in EGI-DM. Samstock/SIT has sole power to vote and dispose of the securities of the Issuer held by EGI-DM.

           In addition to the shares of Common Stock and warrants owned by EGI-DM, the following individuals also own securities of the Issuer, in their personal capacities: Samuel Zell is the beneficial owner of options to purchase 8,000 shares of Common Stock for $24.375 per share, which options currently are exercisable. Sheli Z. Rosenberg beneficially owns 20,000 shares of Common Stock and warrants to purchase 4,311 shares of Common Stock from David R. Hill for $32.00 per share. Donald J. Liebentritt beneficially owns 1,071 shares of Common Stock and warrants to purchase 231 shares of Common Stock from David R. Hill for $32.00 per share.

           (b) EGI-DM has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 1,773,800 shares of Common Stock (assuming the exercise of warrants to purchase 299,513 shares of Common Stock). Sheli Z. Rosenberg has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 20,000 shares of Common Stock and warrants to purchase 4,311 shares of Common Stock that are owned by her. Donald J. Liebentritt has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the 1,071 shares of Common Stock and the warrants to purchase 231 shares of Common Stock owned by him. Samuel Zell has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 8,000 shares of Common Stock (assuming the exercise of options to purchase 8,000 shares of Common Stock).

           (c) On November 19, 1999, Samstock received an additional 59,056 shares of Common Stock and warrants to acquire an additional 12,729 shares of Common Stock from EGI-Davel Investors, L.L.C. ("EGI-Davel") as a pro rata liquidating distribution from EGI-Davel. As a result of such distribution, Samstock's aggregate ownership in securities of the Issuer consisted of 1,474,287 shares of Common Stock and warrants to acquire an additional 299,513 shares of Common Stock, all of which securities were sold to EGI-DM on November 24, 1999. In connection with the November 19, 1999 pro rata liquidating distribution effected by EGI-Davel, Sheli Z. Rosenberg received the 20,000 shares of Common Stock and the warrants to purchase 4,311 shares of Common Stock described in Item 5(a) above, and Donald J. Liebentritt received the 1,071 shares of Common Stock and the warrants to purchase 231 shares of Common Stock described in Item 5(a) above. Except for the foregoing, EGI-DM has not effected any transactions in the Common Stock within the past 60 days.

           (d) and (e). Not applicable.

 Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The Issuer, EGI-DM (as assignee of Samstock), David R. Hill and, solely for the purpose of consenting to the amendment and restatement of a previous investment agreement, Old Davel are parties to the Investment Agreement and EGI-DM (as assignee of Samstock), David R. Hill and, solely for the purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, the Issuer and, solely for purposes of consenting to the amendment and restatement of a previous shareholder agreement, Old Davel are parties to the Shareholders Agreement. The Investment Agreement and the Shareholders Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP NO. 238341 10 1             13D                        PAGE  9 OF 58 PAGES
         ---------------------                                    --    --


           The Issuer and Samstock have entered into warrants to purchase Common Stock ("Issuer Warrants") as described in Item 3. above. The Issuer Warrants were sold, assigned and transferred to EGI-DM on November 24,1999. A form of the Issuer Warrant is filed as an exhibit to this
           Schedule 13D and is incorporated herein by reference.

           Each of David R. Hill, Robert D. Hill, Michael E. Hayes, Theodore C. Rammelkamp, Jr., A. Jones Yorke, Paul B. Demirdjian, Michael G. Kouri and Marlin E. Turnipseed and Samstock entered into warrants to purchase Common Stock ("Executive Warrants") as described in Item 3. above. The Executive Warrants were sold, assigned and transferred to EGI-DM on November 24,1999. A form of an Executive Warrant is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits

           Exhibit 1 Investment Agreement dated April 19, 1999 among Davel Communications, Inc., Samstock, L.L.C., EGI-Davel Investors, L.L.C., David R. Hill and, solely for purposes of consenting to the amendment and restatement of an Investment Agreement dated December 22, 1998, Davel Communications Group, Inc.

           Exhibit 2 Shareholders Agreement dated December 22, 1998 by and among Samstock, L.L.C., EGI - Davel Investors, L.L.C., David R. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, Davel Communications, Inc. and, solely for purposes of the amendment and restatement of a Shareholders Agreement dated June 29, 1998, Davel Communications Group, Inc.

           Exhibit 3 Form of Warrant to Purchase Shares of Common Stock from Davel Communications, Inc.

           Exhibit 4 Form of Warrant to Purchase Shares of Common Stock from an "Executive"


                                   SIGNATURES
                                   ----------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: December 2, 1999.


                                           EGI-DM INVESTMENTS, L.L.C.,
                                           A DELAWARE LIMITED LIABILITY COMPANY


                                           By: Samstock/SIT, L.L.C. its managing
                                               member


                                           By: /s/ Donald J. Liebentritt,
                                              ----------------------------------
                                              its Vice President

CUSIP NO. 238341 10 1             13D                        PAGE 10 OF 58 PAGES
         ---------------------                                    --    --


                                  EXHIBIT INDEX



    EXHIBIT                       DESCRIPTION
    -------                       -----------
    NUMBER
    -------

       1 Investment Agreement dated April 19, 1999 among Davel Communications, Inc., Samstock, L.L.C., EGI-Davel Investors, L.L.C., David R. Hill and, solely for purposes of consenting to the amendment and restatement of an Investment Agreement dated December 22, 1998, Davel Communications Group, Inc.

       2 Shareholders Agreement dated December 22, 1998 by and among Samstock, L.L.C., EGI - Davel Investors, L.L.C., David R. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, Davel Communications, Inc. and, solely for purposes of the amendment and restatement of a Shareholders Agreement dated June 29, 1998, Davel Communications Group, Inc.

       3 Form of Warrant to Purchase Shares of Common Stock from Davel Communications, Inc.

       4             Form of Warrant to Purchase Shares of Common Stock from an
                     "Executive"